MDI Technologies, Inc.

Common Stock

55271D

Marc P. Brunet
Logibec Groupe Informatique Ltd.
700 Wellington Street, Suite 1500
Montreal Quebec CANADA H3C 3S4
(514) 766-0134

April 5, 2005




CUSIP 55271D
1.	Logibec Groupe Informatique Ltd. 00-0000000

2.	n/a

3.

4.	WC

5.

6.	Quebec, Canada

7.	1,137,200

8.	0

9.	1,137,200

10.	0

11.	1,137,200

12.

13.	9.8%

14.	CO


Item 1.	Security and Issuer
Common Stock, $.001 Par Value (the "Shares")

MDI Technologies, Inc.
Suite 100 -- 940 West Port Plaza
St. Louis, MO 63146



Item 2. Identity and Background
Logibec Groupe Informatique Ltd.
Suite 1500 - 700 Wellington Street
Montreal, Quebec Canada  H3C 3S4

Incorporated under the Canada Business Corporations Act on September 16,
1982.

Principal business: Software and support services for healthcare institutions.

The Reporting Person has not been convicted in a criminal proceeding during the last five years. The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body during the last five years.



Item 3. Source and Amount of Funds or Other Consideration
The securities were purchased for aggregate consideration of $2,041,356, provided entirely by the Reporting Person's working capital.



Item 4. Purpose of Transaction
The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to monitor the business and affairs of the Issuer, including its financial performance and, depending upon these factors, market conditions and other factors, the Reporting Person may acquire additional Shares as it deems appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Person may dispose of some or all of the Shares in the open market, in privately negotiated transactions or otherwise. Except as described above, the Reporting Person does not have any present plans or proposals which relate to or would result in: (a) the acquisition by it of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer
(a)	1,137,200 Shares owned by the Reporting Person, representing 9.8% of
	the outstanding Shares of the Issuer as declared on Form 10QSB filed with the SEC by the Issuer on November 15, 2004 and insider reports filed by the Issuer on February 7 and 8, 2005 on the System for Electronic Disclosure by Insiders ("SEDI") in compliance with Canadian securities laws.

	Of the 1,137,200 Shares owned by the Reporting Person, 804,000 Shares are held by Groupe Visiontronique Ltd., a wholly-owned subsidiary of the Reporting Person.

(b)	1,137,200 Shares to which there is sole power to vote.
	1,137,200 Shares to which there is sole dispositive power.

(c)	The Shares were purchased through the facilities of the TSX Venture
	exchange between March 8, 2005 and April 12, 2005 at prices ranging from $1.53 to $2.00 per share and for an average price of $1.80 per share.

(d)	Not applicable.

(e)	Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.



Item 7. Material to Be Filed as Exhibits
None.



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 14, 2005


/s/ Marc P. Brunet
Chief Financial Officer
Logibec Groupe Informatique Ltd.